Exhibit 99.1

LUMENIS LTD.
___________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 2, 2014
___________________________

Yokneam, Israel
May 27, 2014

To the Shareholders of Lumenis Ltd. (“Lumenis”, the “Company”, “we” or “our”):

We cordially invite you to attend the 2014 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of Lumenis, to be held at 11:00 a.m. (Israel time) on Wednesday, July 2, 2014, at our offices at 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam, Israel.

The agenda of the Annual General Meeting will be as follows:

1.	To elect Ms. Hope S. Taitz as an external director of the Company for a three-year term.

2.
To approve each of Messrs. Harel Beit-On, Yoav Doppelt, Arie Weisberg, and Shlomo Yanai (the Company’s incumbent directors who are not external directors) to the board of directors of the Company (the “Board”), to serve until the next annual general meeting of shareholders of the Company, until his successor is duly appointed and qualified, or until his earlier resignation or removal.

3.
To approve of a grant of options to purchase 13,235 shares of the Company under the Company’s 2007 Share Incentive Plan to Ms. Taitz, contingent upon her election to the Board at the Annual General Meeting pursuant to Proposal No. 1 above.

4.
To approve of re-appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize of the Board (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

In addition, the auditors’ report and the audited consolidated financial statements of the Company as of and for the year ended December 31, 2013, will be discussed, as well as any other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal (excluding abstentions). The approval of Proposals No. 1 is also subject to satisfaction of one of the following, additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

The proposals and details with respect to the Meeting are described more fully in the enclosed proxy statement, which the Company will send (together with this notice) to its shareholders, which we urge you to read in its entirety.  This notice, proxy statement and related proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website— at http://investor.lumenis.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on June 2, 2014, at the registered office of the Company, 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-4-959-9000.

We have two outstanding classes of shares, ordinary shares, par value NIS 0.85 per share, and ordinary B shares, par value NIS 0.85 per share. Shareholders of record of either/both such classes of shares as of the close of business on June 2, 2014 are entitled to notice of and to vote at the Annual General Meeting (with one vote per share held, regardless of class). You will need to vote separately with respect to each such class of shares, by submitting separate proxy cards and/or voting instructions for each such class.  All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign all enclosed proxy cards and return them promptly to the Company by mail. No postage will be required if they are mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company, LLC.  If you are sending your proxy cards to us by mail, the proxy cards must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the Meeting (that is, by Monday, June 30, 2014) to be validly included in the tally of shares voted at the Meeting, unless we waive that requirement.  Your proxy cards, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxies will be voted “FOR” the proposals described above. If you attend the Meeting, you may vote in person and in such case your proxy cards will not be used.  Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy cards that will be sent to you.

If your shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares (including via www.proxyvote.com) or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Annual General Meeting (or to appoint a proxy to do so). If you hold both ordinary and ordinary B shares in street name, please be certain to submit voting instructions with respect to both class of shares held.

Joint holders of shares in the Company should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

By order of the Board of Directors,

Harel Beit-On
Chairman of the Board of Directors

Zipora Ozer-Armon
Chief Executive Officer